UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Sharecare, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

81948W104

(CUSIP Number)

John H. Chadwick

30 Burton Hills Boulevard, Suite 100

Nashville, TN 37215

(615) 665-8250

Copies to:

Jackie Cohen

Carolyn Vardi

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036-8704

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 3, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81948W104	13D	Page 2 of 39

1.	Names of Reporting Persons. Claritas Capital Fund IV, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 791,127
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 791,127

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 791,127
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 81948W104	13D	Page 3 of 39

1.	Names of Reporting Persons. Claritas Dozoretz Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 752,913
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 752,913

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 752,913 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 81948W104	13D	Page 4 of 39

1.	Names of Reporting Persons. Claritas Irby, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 279,151
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 279,151

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 279,151
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 81948W104	13D	Page 5 of 39

1.	Names of Reporting Persons. Claritas Opportunity Fund 2013, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,860,256
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,860,256

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,860,256
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 81948W104	13D	Page 6 of 39

1.	Names of Reporting Persons. Claritas Opportunity Fund II, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 791,127
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 791,127

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 791,127
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 81948W104	13D	Page 7 of 39

1.	Names of Reporting Persons. Claritas Sharecare CN Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,449,942
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,449,942

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,449,942
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.4%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 81948W104	13D	Page 8 of 39

1.	Names of Reporting Persons. Claritas Opportunity Fund IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,974,987
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,974,987

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,974,987
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 81948W104	13D	Page 9 of 39

1.	Names of Reporting Persons. Claritas Cornerstone Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,339,129
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,339,129

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,339,129
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 81948W104	13D	Page 10 of 39

1.	Names of Reporting Persons. Claritas Sharecare 2018 Notes, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,052,904
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,052,904

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,052,904
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 81948W104	13D	Page 11 of 39

1.	Names of Reporting Persons. Claritas Sharecare Notes, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,859,596
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,859,596

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,859,596
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.8%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 81948W104	13D	Page 12 of 39

1.	Names of Reporting Persons. Claritas Sharecare 2019 Notes LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,408,834
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,408,834

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,408,834
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 81948W104	13D	Page 13 of 39

1.	Names of Reporting Persons. Claritas Opportunity Fund V, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,835,931
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,835,931

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,835,931
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 81948W104	13D	Page 14 of 39

1.	Names of Reporting Persons. Claritas SC Bactes Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 467,217
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 467,217

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 467,217
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 81948W104	13D	Page 15 of 39

1.	Names of Reporting Persons. Claritas SC Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 431,454
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 431,454

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 431,454
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 81948W104	13D	Page 16 of 39

1.	Names of Reporting Persons. Claritas Sharecare F3 LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 69,544
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 69,544

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 69,544
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) OO

*	Less than 0.1%.

CUSIP No. 81948W104	13D	Page 17 of 39

1.	Names of Reporting Persons. Claritas Sharecare-CS Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,341,963
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,341,963

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,341,963
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.9%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 81948W104	13D	Page 18 of 39

1.	Names of Reporting Persons. Claritas Frist Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,733,133
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,733,133

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,733,133
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.3%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 81948W104	13D	Page 19 of 39

1.	Names of Reporting Persons. Claritas Sharp Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,647,665
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,647,665

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,647,665
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 81948W104	13D	Page 20 of 39

1.	Names of Reporting Persons. Claritas Sharecare Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 487,020
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 487,020

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 487,020
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 81948W104	13D	Page 21 of 39

1.	Names of Reporting Persons. Claritas Irby Partners II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 118,365
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 118,365

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 118,365
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) OO

*	Less than 0.1%.

CUSIP No. 81948W104	13D	Page 22 of 39

1.	Names of Reporting Persons. Claritas Capital Management Services, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 35,629 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 35,629 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,629 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) CO

*	Less than 0.1%.
(1)	The reporting person owns a fully vested option to purchase 35,629 shares of the Issuer for an exercise price of $1.05 per share.

CUSIP No. 81948W104	13D	Page 23 of 39

1.	Names of Reporting Persons. Claritas Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,000,815 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,000,815 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,815 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person (See Instructions) OO

(2)	Includes 165,241 shares held in a managed account for which the reporting person has voting and investment power.

CUSIP No. 81948W104	13D	Page 24 of 39

1.	Names of Reporting Persons. Claritas Capital SLP – V, GP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,482,006
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,482,006

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,482,006
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.7%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 81948W104	13D	Page 25 of 39

1.	Names of Reporting Persons. CC Partners IV, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,047,249
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,047,249

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,047,249
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.8%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 81948W104	13D	Page 26 of 39

1.	Names of Reporting Persons. CC SLP IV, GP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,341,963
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,341,963

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,341,963
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 81948W104	13D	Page 27 of 39

1.	Names of Reporting Persons. CC SLP V, GP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,321,334
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,321,334

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,321,334
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 81948W104	13D	Page 28 of 39

1.	Names of Reporting Persons. Claritas SCB SLP, GP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 467,217
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 467,217

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 467,217
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 81948W104	13D	Page 29 of 39

1.	Names of Reporting Persons. CC Partners V, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,835,931
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,835,931

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,835,931
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 81948W104	13D	Page 30 of 39

1.	Names of Reporting Persons. Claritas Capital EGF – V Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,860,256
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,860,256

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,860,256
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 81948W104	13D	Page 31 of 39

1.	Names of Reporting Persons. Claritas Capital EGF – IV Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,278,147
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,278,147

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,278,147
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 81948W104	13D	Page 32 of 39

1.	Names of Reporting Persons. Claritas SC-SLP, GP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 431,454
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 431,454

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 431,454
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 81948W104	13D	Page 33 of 39

1.	Names of Reporting Persons. Claritas Opportunity Fund Partners II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 791,127
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 791,127

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 791,127
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 81948W104	13D	Page 34 of 39

1.	Names of Reporting Persons. John H. Chadwick
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 171,314
	8.	Shared Voting Power 36,857,499
	9.	Sole Dispositive Power 171,314
	10.	Shared Dispositive Power 36,857,499

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,028,813
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.4%
14.	Type of Reporting Person (See Instructions) IN

(1)

Includes 15,648 shares of Common Stock granted to the Reporting Person in the form of Restricted Stock Units that vest on November 15, 2023, provided that Reporting Person is still serving as a director of the Issuer through that vesting date. Excludes 15,648 shares of Common Stock granted to the Reporting Person in the form of Restricted Stock Units that vest on February 15, 2024 provided that Reporting Person is still serving as a director of the Issuer through that date.

CUSIP No. 81948W104	13D	Page 35 of 39

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on July 12, 2021 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule”), with respect to the Common Stock. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2. Identity and Background.

The penultimate paragraph of Item 2(a) of the Original Schedule 13D is amended and restated in its entirety as follows:

The aggregate number of shares of Common Stock beneficially owned by the Reporting Persons is 37,028,813, which represents approximately 10.4% of the outstanding shares of the Issuer’s common stock, based on an aggregate of 357,125,351 shares of Common Stock outstanding as of August 4, 2023, as reported by the Issuer in its quarterly report on Form 10-Q for the quarter ended June 30, 2023, as filed with the Securities and Exchange Commission on August 9, 2023 (the “Q2 2023 Form 10-Q”)”.

Item 4. Purpose of the Transaction

Item 4 of the Original Schedule 13D is amended and supplemented by adding the following:

On October 3, 2023, Mr. Chadwick, a member of the Board of Directors of the Issuer (the “Board”), submitted a preliminary non-binding proposal (the “Proposal”) to the Board on behalf of Claritas Capital, related to the proposed acquisition, directly or indirectly, by the Reporting Persons and/or their affiliated investment funds of all of the shares of Common Stock not beneficially owned by the Reporting Persons for cash consideration of between US$1.35 and US$1.80 per share (the “Proposed Transaction”). Each of Mr. Chadwick and the other the Reporting Persons reserve the right to modify or withdraw the Proposal at any time for any reason, including but not limited to an inability to secure financing for the Proposal on acceptable terms or at all and the satisfactory completion of due diligence, and no binding obligation on the part of any of Mr. Chadwick, Claritas Capital, the other Reporting Persons or any of their affiliates will arise with respect to submission of the Proposal or the filing of this Statement.

The Board has not yet responded to the Proposal. Any definitive agreement entered into in connection with the Proposed Transaction would be subject to customary closing conditions, including approval by the Board, any required shareholder approvals and approval by any applicable regulatory authorities. No assurance can be given that any definitive agreement will be entered into, that the Proposed Transaction will be consummated, or that the Proposed Transaction will be consummated on the terms set forth in the Proposal. While the Proposal remains under consideration by the Board, the Reporting Persons and their affiliates expect to respond to inquiries from, and, if invited, to negotiate the terms of the Proposal with, the Board and its representatives. The Reporting Persons do not intend to update additional disclosures regarding the Proposal unless and until a definitive agreement has been reached, or unless disclosure is otherwise required under applicable U.S. securities laws.

The Proposal may result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, an acquisition of additional securities of the Issuer, an extraordinary corporate transaction (such as a merger) involving the Issuer, delisting of the Common Shares of the Issuer from The Nasdaq Stock Market LLC and other material changes in the Issuer’s business or corporate structure.

Item 5. Interest in Securities of the Issuer.

The first paragraph of Items 5(a) and (b) of the Original Schedule 13D is amended and restated in its entirety as follows:

(a) and (b) The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule are incorporated herein by reference. As of October 10, 2023, the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons is 37,028,813, which represents approximately 10.4% of the outstanding shares of the Issuer’s common stock, based on an aggregate of 357,125,351 shares of Common Stock outstanding as of August 4, 2023, as reported in the Q2 2023 Form 10-Q. All of such shares beneficially owned by the Reporting Persons are directly held by the Claritas Entities. The other Reporting Persons may be deemed to beneficially own shares held by the Claritas Entities by virtue of their direct and indirect ownership interests in the Claritas Entities and the Managing Claritas Entities.

[signature page follows]

CUSIP No. 81948W104	13D	Page 36 of 39

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Claritas Sharecare CN Partners, LLC

Claritas Irby, LLC

Claritas Dozoretz Partners, LLC

By: Claritas Capital SLP – V, GP, its Managing Member

By:	/s/ John H. Chadwick
Partner
Date: October 10, 2023

Claritas Capital SLP – V, GP

By:	/s/ John H. Chadwick
Partner
Date: October 10, 2023

Claritas Opportunity Fund IV, L.P.

Claritas Cornerstone Fund, LP

By: CC Partners IV, LLC, its General Partner

By:	/s/ John H. Chadwick
Managing Member
Date: October 10, 2023

Claritas Frist Partners, LLC

By: CC Partners IV, LLC, its Managing Member

By:	/s/ John H. Chadwick
Managing Member
Date: October 10, 2023

CC Partners IV, LLC

By:	/s/ John H. Chadwick
Managing Member
Date: October 10, 2023

Claritas Sharecare-CS Partners, LLC

By: CC SLP IV, GP, its Managing Member

By:	/s/ John H. Chadwick
Partner
Date: October 10, 2023

CUSIP No. 81948W104	13D	Page 37 of 39

CC SLP IV, GP

By:	/s/ John H. Chadwick
Partner
Date: October 10, 2023

Claritas Irby Partners II, LLC

Claritas Sharp Partners, LLC

Claritas Sharecare F3 LLC

By: Claritas Capital, LLC, its Managing Member

By:	/s/ John H. Chadwick
Managing Member
Date: October 10, 2023

Claritas Capital, LLC

By:	/s/ John H. Chadwick
Managing Member
Date: October 10, 2023

Claritas Sharecare 2018 Notes, LLC

Claritas Sharecare Notes, LLC

Claritas Sharecare 2019 Notes, LLC

By: CC SLP V, GP, its Managing Member

By:	/s/ John H. Chadwick
Partner
Date: October 10, 2023

CC SLP V, GP

By:	/s/ John H. Chadwick
Partner
Date: October 10, 2023

Claritas SC Bactes Partners, LLC

By: Claritas SCB SLP, GP, its Managing Member

By:	/s/ John H. Chadwick
Partner
Date: October 10, 2023

Claritas SCB SLP, GP

By:	/s/ John H. Chadwick
Partner
Date: October 10, 2023

CUSIP No. 81948W104	13D	Page 38 of 39

Claritas Opportunity Fund V, LP

By: CC Partners V, LLC, its General Partner

By:	/s/ John H. Chadwick
Managing Member
Date: October 10, 2023

CC Partners V, LLC

By:	/s/ John H. Chadwick
Managing Member
Date: October 10, 2023

Claritas Opportunity Fund 2013, LP

By: Claritas Capital EGF – V Partners, LLC, its General Partner

By:	/s/ John H. Chadwick
Managing Member
Date: October 10, 2023

Claritas Capital EGF – V Partners, LLC

By:	/s/ John H. Chadwick
Managing Member
Date: October 10, 2023

Claritas Capital Fund IV, LP

By: Claritas Capital EGF – IV Partners, LLC, its General Partner

By:	/s/ John H. Chadwick
Managing Member
Date: October 10, 2023

Claritas Sharecare Partners, LLC

By: Claritas Capital EGF – IV Partners, LLC, its Managing Member

By:	/s/ John H. Chadwick
Managing Member
Date: October 10, 2023

Claritas Capital EGF – IV Partners, LLC

By:	/s/ John H. Chadwick
Managing Member
Date: October 10, 2023

CUSIP No. 81948W104	13D	Page 39 of 39

Claritas SC Partners, LLC

By: Claritas SC-SLP, GP, its Managing Member

By:	/s/ John H. Chadwick
Partner
Date: October 10, 2023

Claritas SC-SLP, GP

By:	/s/ John H. Chadwick
Partner
Date: October 10, 2023

Claritas Opportunity Fund II, LP

By: Claritas Opportunity Fund Partners II, LLC, its General Partner

By:	/s/ John H. Chadwick
Managing Member
Date: October 10, 2023

Claritas Opportunity Fund Partners II, LLC

By:	/s/ John H. Chadwick
Managing Member
Date: October 10, 2023

Claritas Capital Management Services, Inc.

By:	/s/ John H. Chadwick
President
Date: October 10, 2023